Filed by Northrim BanCorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Alaska Pacific Bancshares, Inc.

Commission File No.: 000-26003

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Letter to Alaska Pacific Bank’s customers posted on Northrim’s website on October 22, 2014

This communication contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in other filings of Northrim and Alaska Pacific made with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this current report, and neither Northrim nor Alaska Pacific undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this current communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger transaction, Northrim intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. This communication is not a substitute for the registration statement Northrim would file with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free, as soon as reasonably practicable after filing with the SEC on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

October 22, 2013

To Our Valued Customers:

As you may have already heard, the board of directors from Alaska Pacific Bank and Northrim Bank agreed to a merger that will be effective in the first quarter of 2014.

Since 1935, Alaska Pacific Bank has been “Your Neighbors…Your Bank,” serving the people and communities of Southeast Alaska with an understanding of the region’s unique lifestyles. Since then, the bank has maintained a commitment to be the most responsive community bank in the region and to having the best employees and services possible. The goal of this merger is to create a stronger community bank, providing added convenience and enhanced products and services.

This is an excellent opportunity to combine two well-respected Alaska community banks that share a deep commitment to our customers and local communities. We both maintain similar core values of integrity, relationship banking, local knowledge and added-value service. This merger will allow us to serve you with more resources including more diversified financial products and services, while preserving the spirit of community banking in Southeast Alaska.

Northrim Bank is an Alaska-based community bank with ten branch locations in Anchorage, Eagle River, Wasilla, and Fairbanks. Northrim is Alaska grown with a community-focused philosophy and commitment to providing a high level of personal service. Joining the Southeast communities of Juneau, Sitka, and Ketchikan will create a statewide presence and provide services throughout Alaska.

Northrim has $1.2 billion in assets, and that financial strength will ensure your deposits are secure while giving you access to higher lending limits for loans. Additionally, Northrim has affiliate companies that provide added value services in residential mortgage, investments, and healthcare benefits.

For the next several months we will be working together to make the transition go as smoothly as possible for you. During that time, your banking experience with Alaska Pacific Bank will be “business as usual,” with the staff and service you have come to expect. We will provide you with more specific information about your accounts after the close of the merger transaction. Until then, you can look for updates from us directly, or on our websites, www.alaskapacificbank.com and www.northrim.com.

If you have any questions, please feel free to contact us at your local branch or by telephone. You are a valued customer and we look forward to serving you for many years to come.

Craig E. Dahl	Joe Beedle
President & CEO	President & CEO
Alaska Pacific Bank	Northrim Bank
907-790-5101	907-261-3338

2094 Jordan Avenue • Juneau, Alaska 99801
Alaska Pacific Bank	(907) 789-4844 • www.alaskapacificbank.com
Member FDIC • Equal Housing Lender

3111 C Street • Anchorage, Alaska 99503
Northrim Bank	(907) 562-0062 • 1-800-478-BANK (2265) • www.northrim.com
Member FDIC • Equal Housing Lender